SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

PC UNIVERSE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69326Q 10 4

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69326Q 10 4	13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Legisi Marketing, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,333,334
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 3,333,334
	8	SHARED DISPOSITIVE POWER Not applicable
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,334
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.14%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 69326Q 10 4	13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gregory McKnight
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,333,334
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 3,333,334
	8	SHARED DISPOSITIVE POWER Not applicable
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,334
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.14%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 69326Q 10 4	13G	Page 4 of 9 Pages

Item 1.

(a)

Name of Issuer:

PC Universe, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

504 NW 77th Street,

Boca Raton, FL 33487.

Item 2.

(a)

Name of Person Filing:

The names of the persons filing this statement are Legisi Marketing, Inc. and Gregory McKnight.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address for the persons filing this statement is 5154 Miller Road, Suite F, Flint, MI 48507.

(c)

Citizenship:

Legisi Marketing, Inc.’s state of incorporation is Michigan.  Mr. McKnight is a United States citizen.

(d)

Title of Class of Securities:

Common Stock, par value $.001 per share

(e)

CUSIP Number.

69326Q 10 4

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 69326Q 10 4	13G	Page 5 of 9 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Mr. Gregory McKnight serves as president and is the sole stockholder of Legisi Marketing, Inc. and may be deemed to be the beneficial owner of the same 3,333,334 shares of Common Stock beneficially owned by Legisi Marketing, Inc.

(b)

Percent of class:

9.14% - Legisi Marketing, Inc.

9.14% - Gregory McKnight

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

3,333,334  - Legisi Marketing, Inc.

3,333,334 – Gregory McKnight

(ii)

Shared power to vote or to direct the vote:

Not applicable.

(iii)

Sole power to dispose or to direct the disposition of:

3,333,334  - Legisi Marketing, Inc.

3,333,334 – Gregory McKnight

(iv)

Shared power to dispose or to direct the disposition of:

Not applicable.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 69326Q 10 4	13G	Page 6 of 9 Pages

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification

Not applicable.

CUSIP No. 69326Q 10 4	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

Legisi Marketing, Inc.

By:/s/ Gregory McKnight
Gregory McKnight, President

/s/ Gregory McKnight
Gregory McKnight

CUSIP No. 69326Q 10 4	13G	Page 8 of 9 Pages

INDEX TO EXHIBITS

Exhibit No.

Exhibit

99.1

Joint Filing Agreement

CUSIP No. 69326Q 10 4	13G	Page 9 of 9 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In  accordance  with Rule  13d-1(k)(1)  promulgated  under  the  Securities Exchange Act of 1934, as amended, the  undersigned agree to the joint filing of a Statement on Schedule 13G (including  any and all amendments thereto) with respect to the Common Stock, $ 0.001 par value, of PC Universe, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 14, 2008

LEGISI MARKETING, INC.

By: /s/ Gregory McKnight

Title: President

/s/ Gregory McKnight

GREGORY MCKNIGHT